Exhibit 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.27 for the three months ended June 30, 2007 were calculated by dividing net income of $285,000 for the period April 1, 2007 to June 30, 2007 by the weighted-average number of common shares outstanding of 1,070,208.